EXHIBIT 99.4

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended June 30,	Year ended December 31
(millions of €)	2016	2015	2014	2013	2012	2011*
Total Earnings	1,953	4,621	4,622	5,641	4,547	9,156
Income from continuing operations before income taxes, minority interests and share in equity affiliates	1,156	2,891	2,848	3,537	2,314	6,012
Distributed income of equity investees	16	23	25	50	43	521
Fixed charges	775	1,697	1,747	2,051	2,170	2,604
Minority interest in pre-tax income from subsidiaries that have not incurred fixed charges	5	10	2	3	20	19

Total Fixed charges	775	1,697	1,747	2,051	2,170	2,604
Interest expensed and capitalized	732	1,597	1,653	1,746	1,769	2,066
Amortized premiums, discounts and capitalized expenses related to indebtedness	21	-3	13	37	70	45
Estimate of the interest included in the rental expense	22	103	81	268	332	494
Ratio of earnings to fixed charges	2.52x	2.72x	2.65x	2.75x	2.10x	3.52x

*   In 2011, the data do not reflect the classification of EE as a discontinued operation, which occurred in 2014 (and was retroactively reflected in 2012 and 2013 for comparison purposes). The data for 2012 through June 30, 2016 reflect the classification of EE as a discontinued operation. On January 29, 2016, the sale of EE was completed and EE is no longer in the scope of consolidation.